Wesco Aircraft Holdings, Inc.

27727 Avenue Scott

Valencia, CA 91355

July 25, 2011

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chambre Malone

Re:                               Wesco Aircraft Holdings, Inc. Registration Statement on Form S-1 File No. 333-173381

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Wesco Aircraft Holdings, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 PM, Eastern time, on Wednesday, July 27, 2011 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

Wesco Aircraft Holdings, Inc.

By:	/s/ Randy J. Snyder
Name:	Randy J. Snyder
Title:	President, Chairman and Chief Executive Officer

cc:	Rachel W. Sheridan of Latham & Watkins, LLP
Jonathan M. Suk of Latham & Watkins, LLP
Jay Ingram, Securities and Exchange Commission